UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Roberta
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
   USA
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   8/26/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |      |    | |                  |   |           |195,072            |I     |Note 1                     |
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     "            "        |      |    | |                  |   |           |9,641              |I     |Note 2                     |
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     "            "        |      |    | |                  |   |           |1,906,369          |I     |Note 3                     |
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     "            "        |      |    | |                  |   |           |700,214            |I     |Note 4                     |
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     "            "        |      |    | |                  |   |           |72,484             |I     |Note 5                     |
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     "            "        |      |    | |                  |   |           |20,000             |I     |Note 6                     |
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     "            "        |      |    | |                  |   |           |5,425              |I     |Note 7                     |
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     "            "        |8/23/9|S(8)| |500               |D  |17.3750    |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "            "        |8/24/9|S(8)| |20,000            |D  |17.0000    |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "            "        |8/25/9|S(8)| |10,200            |D  |17.0000    |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "            "        |8/26/9|S(8)| |2,646             |D  |17.0000    |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "            "        |8/26/9|S(8)| |2,779             |D  |17.0625    |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "            "        |8/26/9|S(8)| |1,111             |D  |17.2500    |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "            "        |8/26/9|S(8)| |18,764            |D  |17.3750    |0                  |D     |Note 8                     |
                           |9     |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: The proportionate interest of the Roberta Bainum Grantor Retained Annuity Trust dated September 5,
1996, the sole trustee of which is Ms. Bainum, in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 2: The proportionate interest of Roberta Bainum's minor child in shares (112,200) owned by Vintage Limited
Partnership.
Note 3: Shares owned by the Roberta Bainum Irrevocable Trust. Ms. Bainum's brother is trustee and she is the beneficiary.
Note 4: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (3,567,869) owned by
Realty Investment Company, Inc. Ms. Bainum's brother is trustee and she is the beneficiary.
Note 5: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (1,779,628) owned by Mid
Pines Associates, L.P. Ms. Bainum's brother is trustee and she is the beneficiary.
Note 6: The proportionate interest of Roberta Bainum in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 7: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (112,200) owned by Vintage
Limited Partnership. Ms. Bainum's brother is trustee and she is the beneficiary.
Note 8: All shares owned directly by Roberta Bainum were sold during August 1999 (56,000 shares).